

June 29, 2015

Sam Klepfish
Chief Executive Officer
Innovative Food Holdings, Inc.
28411 Race Track Road
Bonita Springs, FL 34135

> **Re:** **Innovative Food Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2015**
> **File No. 333-204899**

Dear Mr. Klepfish:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please provide details regarding the original issuance of the securities being registered for resale.

Security Ownership of Certain Beneficial Owners and Management, page 35

2. We note your indication in the table that Alpha Capital Anstalt beneficially owns 1,779,776 shares of common stock representing 7.9% of your class of securities. Given that Alpha Capital Anstalt has the right to convert shares underlying warrants and convertible notes, please revise the table to reflect the total number of shares that could be beneficially owned by the shareholder, taking into account the 9.9% cap. Please disclose the additional number of shares that are convertible into shares of common stock

in the footnote so that readers can clearly discern the amount of securities Alpha Capital Anstalt has the potential to beneficially own, consistent with the definition contained in Item 403(a) of Regulation S-K and Rule 13d-3.

Selling Security Holders, page 37

3. Please tell us how you determined the number of shares to be registered for resale. In this regard, it does not appear that the total amount reflected on the face of your registration statement or the prospectus cover page of 8,957,901 shares of common stock is consistent with the total number of shares in the "Number of Shares Offered Hereby" column in the table on page 38. Please revise or advise.

4. Please revise to identify the natural person or persons or the public company that exercises the sole or shared voting and or dispositive powers with respect to the shares being registered on behalf of any selling security holder that is an entity, such as Alpha Capital Anstalt. Additionally, please state without qualification whether each entity is a broker-dealer or an affiliate of a broker-dealer.

Registration Statement on Form S-3

General

5. Please withdraw your registration statement on Form S-3 filed October 24, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Irving Rothstein